Via EDGAR Submission December 11, 2020 Angela Lumley Office of Trade & Services Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: ManTech International Corporation Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 21, 2020 File No. 000-49604 Dear Ms. Lumley: On behalf of ManTech International Corporation (the “Company” or “we”), we are responding to the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated November 6, 2020 (the “Comment Letter”) regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “2019 Form 10-K”). We have recited the comment contained in the Comment Letter in bold type below and have set forth the Company’s response below the text of the comment. Form 10-K for the Fiscal Year Ended December 31, 2019 Item 8. Financial Statements and Supplementary Data Consolidated Balance Sheets, page 29 1. Please present accounts payable separately from accrued expenses. Also, tell us and disclose with quantification as of each balance sheet date any component of accrued expenses exceeding the disclosure threshold. Refer to Rules 5-02.19 and .20 of Regulation S-X. For the years ended December 31, 2019 and December 31, 2018, accounts payable represented $138.0 million and $114.7 million, respectively. The remaining amounts of accrued expenses and other current liabilities do not individually, or in the aggregate, exceed the 5% threshold defined within Rule 5-02.20 of Regulation S-X. The following table presents separately for each period the amounts of accounts payable and accrued expenses and other current liabilities (in thousands):

In future filings of our 10-K, we will present separately in our Consolidated Balance Sheet accounts payable and accrued expenses and other current liabilities. We will disclose separately any accrued expenses and other current liabilities that exceed the 5% threshold as defined within Rule 5-02.20 of Regulation S-X. We trust the foregoing response sufficiently addresses the Staff’s comments. If you have any questions or require additional information, please do not hesitate to contact me. Thank you for your assistance. Sincerely, Judith L. Bjornaas Chief Financial Officer cc: Rufus Decker December 31, 2019 December 31, 2018 Accouts payable 138,029$ 114,743$ Accrued expenses and other current liabilities 7,987$ 11,323$